Exhibit 99.3

Recon Technology, Ltd Reports Financial Results for the First Six Months of Fiscal Year 2021

BEIJING, April 5, 2021 /PRNewswire/ -- Recon Technology, Ltd (Nasdaq: RCON) (“Recon” or the “Company”), today announced its financial results for the first six months of Fiscal Year 2021.

First Six Months of Fiscal 2021 Financial:

•      Total revenues for the six months ended December 31, 2020 decreased by 17.2% to $3.9 million (RMB25.2 million), while revenue from oily sludge and waste water increased by 10,618.7% or $0.4 million (RMB2.8 million).

•      Gross profit for the six months ended December 31, 2020 was $1.0 million (RMB6.7 million). Gross profit margin for the six months ended December 31, 2020 was 26.7%, representing a decrease of 12.7 percentage points compared to the six months ended December 31, 2019.

•      Net loss attributable to Recon for the six months ended December 31, 2020 was $1.4 million (RMB8.9 million), or $0.19 (RMB1.22) per basic and diluted share, compared to RMB6.7 million, or RMB1.51 per basic and diluted share, for the six months ended December 31, 2019.

Management Commentary

Mr. Shenping Yin, co-founder and CEO of Recon stated, “During the six months period ended December 31, 2020, our management focused on fund reserve and cash management to prepare for a rapid development in the coming year. We believe oil companies in China will continue to increase their capital expenditures in 2021. We expect more orders to be released in year 2021 which might be a busy year of the overall oil industry. We expect our business will benefit from this trend and our numbers will be improved from the second half year of calendar 2021.”

Mr. Yin continued, “Besides, the oil industry is experiencing digital transformation. We believe oil companies will continue to increase their usages of intelligent solutions to improve the operation efficiency. We have been devoting resources and participating testing projects with our clients to develop leading solutions. We will continue to enhance our competitive strength through up-gradation with big data and intelligent analysis. We have also seen the trend of digitalization and intelligence in downstream of the oil and gas industry, especially in the management and operation of gas stations in China. We have acquired 51% of Future Gas Station (Beijing) Technology, Ltd. by January 2021 and will continue to invest more in this segment.”

First Six Months Fiscal 2021 Financial Results:

Revenue

Total revenues for the six months ended December 31, 2020 decreased by RMB5.2 million ($0.8 million) or 17.2%, to RMB25.2 million ($3.9 million) compared to RMB30.4 million for the six months ended December 31, 2019 mainly due to the decreased revenue from automation products during the six months ended December 31, 2020.

Revenue from automation product and software decreased by RMB10.0 million ($1.5 million), or 44.1%, to RMB12.6 million ($1.9 million) for the six months ended December 31, 2020 from RMB22.6 million for the six months ended December 31, 2019, as the Company’s sales activities were not able to return to normal level which was affected by Covid-19. To make a breakthrough, the Company’s management has been upgrading its automation solutions and introducing big data and intelligent technology to the Company’s products and enhancing its capacity of downhole solutions to enhance its competitive strength.

Revenue from equipment and accessories increased by RMB1.9 million ($0.3 million), or 24.9%, to RMB9.8 million ($1.5 million) for the six months ended December 31, 2020 from RMB7.8 million for the six months ended December 31, 2019 as requirement from maintenance of heating furnaces continued to increase.

Revenue from oilfield environmental protection projects increased by RMB2.8 million ($0.4 million), or 10,618.7%, to RMB2.8 million ($0.4 million) for the six months ended December 31, 2020 as the Company stared to process oily sludge during the six months ended December 31, 2020 and revenue was recorded. As of December 31, 2020, the Company received 4,680 tons of oily sludge from several oil companies and processed 796 tons of them, which was reflected in its revenue for the six months ended December 31, 2020.

Cost and Margin

Total cost of revenues increased slightly from ¥18.4 million for the six months ended December 31, 2019 to ¥18.5 million ($2.8 million) for the same period in 2020. The increase was mainly caused by increased cost of revenue from equipment and accessories and oilfield environmental protection segments.

Gross profit decreased by RMB5.3 million ($0.8 million), or 43.9%, to RMB6.7 million ($1.0 million) for the six months ended December 31, 2020 from RMB12.0 million from the six months ended December 31, 2019. The gross profit as a percentage of revenue decreased to 26.7% for the six months ended December 31, 2020 from 39.4% for the same period in 2019.

Operating Expenses

Selling and distribution expenses maintained at the same level of RMB2.7 million ($0.4 million) compared to the six months ended December 31, 2019.

General and administrative expenses decreased by RMB0.4 million ($0.1 million), or 2.7%, to RMB13.0 million ($2.0 million) for the six months ended December 31, 2020 from RMB13.4 million for the six months ended December 31, 2019. The decrease in general and administrative expenses was mainly due to the decrease in stock-based compensation expense as well as social security expenses during the six months ended December 31, 2020.

Provision for doubtful accounts was RMB25,537 ($3,665) for the six months ended December 31, 2019, compared to reversal of provision for doubtful accounts of RMB3.7 million for the six months ended December 31, 2020, mainly due to the collection of long outstanding receivables during the six months ended December 31, 2020.

Research and development expenses increased from approximately RMB2.9 million for the six months ended December 31, 2019 to RMB3.8 million ($0.6 million) for the same period of 2020. This increase was primarily due to more research and development expense spent on design of new automation platform systems and treatment of wastewater.

Net Loss

Loss from operations was RMB9.1 million ($1.4 million) for the six months ended December 31, 2020, compared to a loss of RMB7.0 million for the six months ended December 31, 2019. This RMB2.1 million ($0.3 million) increase in loss from operations was primary due to decreased revenue and increase in R&D expenses.

Net loss was RMB10.0 million ($1.5 million) for the six months ended December 31, 2020, an increase of RMB3.3 million ($0.5 million) from net loss of RMB7.0 million for the six months ended December 31, 2019. Net loss attributable to the Company for the six months ended December 31, 2019 was RMB6.7 million, or RMB1.51 per basic and diluted share, compared to RMB8.9 million ($1.4 million), or RMB1.22 ($0.19) per basic and diluted share for the six months ended December 31, 2020.

As of December 31, 2020, the Company had cash of RMB70.8 million ($10.8 million), compared to RMB30.3 million as of June 30, 2020. As of December 31, 2020, the Company had working capital of RMB67.0 million ($10.3 million) while as of June 30, 2020, the Company had working capital of RMB64.1 million.

Net cash used in operating activities was RMB16.7 million ($2.6 million) for the six months ended December 31, 2020, compared to net cash provided by operating activities of approximately RMB0.3 million for the six months ended December 31, 2019. Net cash provided by investing activities was RMB1.9 million ($0.3 million) for the six months ended December 31, 2020, compared to net cash provided by investing activities RMB3.7 million for the six months ended December 31, 2019. Net cash provided by financing activities was RMB56.2 million ($8.6 million) for the six months ended December 31, 2020, compared to net cash provided by financing activities of RMB1.9 million for the six months ended December 31, 2019.

Exchange Rate

The translation of RMB amounts into U.S. dollars are included solely for the convenience of readers and have been made at the rate of RMB6.5326 to $1.00, the approximate exchange rate prevailing on December 31, 2020.

About Recon Technology, Ltd

Recon Technology, Ltd (NASDAQ: RCON) is China’s first NASDAQ-listed non-state owned oil and gas field service company. Recon supplies China's largest oil exploration companies, Sinopec (NYSE: SNP) and The China National Petroleum Corporation (“CNPC”), with advanced automated technologies, efficient gathering and transportation equipment and reservoir stimulation measure for increasing petroleum extraction levels, reducing impurities and lowering production costs. Through the years, RCON has taken leading positions on several segmented markets of the oil and gas filed service industry. RCON also has developed stable long-term cooperation relationship with its major clients, and its products and service are also well accepted by clients. For additional information please visit: www.recon.cn.

Safe Harbor Statement

This news release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. These statements are subject to uncertainties and risks including, but not limited to, product and service demand and acceptance, changes in technology, economic conditions, the impact of competition and pricing, government regulation, the effect of novel coronavirus and other health matters on target markets, and other risks contained in reports filed by the company with the Securities and Exchange Commission. All such forward-looking statements, whether written or oral, and whether made by or on behalf of the company, are expressly qualified by the cautionary statements and any other cautionary statements which may accompany the forward-looking statements. In addition, the company disclaims any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof.

For more information, please contact:

Ms. Liu Jia

Chief Financial Officer

Recon Technology, Ltd

Phone: +86 (10) 8494-5799

Email: info@recon.cn